FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer
Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1
ITEM 2:	Date of Material Change
April 27, 2009.
ITEM 3:	News Releases

A news release was issued on April 28, 2009 through Marketwire in Canada and the United States.  The news release was also filed on SEDAR and with The Toronto Stock Exchange and the TSX Venture Exchange.

ITEM 4:	Summary of Material Change
The Company announced that it has commenced an action in British Columbia Supreme Court against Universal Uranium Ltd. (TSX-V: UUL) (“Universal”).
ITEM 5:	Full Description of Material Change

The Company announced that it has commenced an action in British Columbia Supreme Court against Universal alleging that Universal had knowledge of trades that artificially inflated the market price of shares of Universal at the time that Crosshair agreed to purchase property and securities of Universal.  The action relates to certain agreements (the “Agreements”) Crosshair entered into with Universal to acquire all of Universal’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Universal by way of a private placement.  Further details of the Agreements are disclosed in press releases of Crosshair dated May 23, 2008 and July 30, 2008.  Further details of the action are contained in the Writ of Summons and Statement of Claim, available on the Company’s website (www.crosshairexploration.com).

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.
ITEM 7:	Omitted Information
None.
ITEM 8:	Executive Officer
Sheila Paine
Corporate Secretary
(604) 681-8030.
ITEM 9:	Date of Report
April 30, 2009.